UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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07007671

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 27970

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/06 (MM/DD/YY) AND ENDING 06/30/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: L.J. Goldstein & Co., Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1865 Palmer Ave
(No. and Street)


RECEIVED
AUG 2 7 2007
PROCESSING
SECTION
200

Larchmont	NY	10538-
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Lawrence Goldstein — 914-833-0875
(Area Code Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Donald R Valane, CPA, PC
(Name – *if individual, state last, first, middle name*)

338 Lafayette Street	New York	NY	10012-
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☒ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

PROCESSED
OCT 11 2007
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240. 17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Lawrence Goldstein, swear or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of L.J. Goldstein & Company, Inc., as of June 30, 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240. 17a-5(e)(3).*

L.J. GOLDSTEIN & COMPANY, INC.

REPORT ON AUDIT OF FINANCIAL STATEMENTS
AND SUPPLEMENTAL INFORMATION

REPORT ON INTERNAL CONTROL STRUCTURE

JUNE 30, 2007

Donald R. Valane C.P.A. P.C.
338 Lafayette Street
New York, NY 10012
212-879-2612

INDEPENDENT AUDITOR'S REPORT

Board of Directors and Stockholders
L.J. Goldstein & Company, Inc.

We have audited the accompanying statement of financial condition of L.J. Goldstein & Company, Inc. as of June 30, 2007 and the related statements of operations, stockholder's equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of L.J. Goldstein & Company, Inc. as of June 30, 2007 and the results of its operations, stockholder's equity and cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.



Donald R. Valane
Certified Public Accountants, P.C.

August 21, 2007
New York, New York

L.J. GOLDSTEIN & COMPANY, INC.
STATEMENT OF FINANCIAL CONDITION
JUNE 30, 2007

ASSETS

Cash	$	167,724
Securities owned		104,309
Other assets		100
	$	272,133

LIABILITIES AND STOCKHOLDER'S EQUITY

Securities sold, but not yet purchased		
Liabilities:		
Accrued expenses and other liabilities	$	14,984
Due to officer		6,885
		21,869
Commitments and contingencies		
Stockholder's equity		
Common stock, no par; authorized 200 shares; issued and outstanding 100 shares		10,500
Retained earnings		239,764
		250,264
	$	272,133

See notes to financial statements.

L.J. GOLDSTEIN & COMPANY
STATEMENT OF OPERATIONS
YEAR ENDED JUNE 30, 2007

Revenues:	
Unrealized gains (losses)	$ (32,138)
Realized gains (losses)	(1,480)
Commissions	101,642
Interest and dividends	9,020
	77,044
Expenses:	
Salaries and payroll costs	58,346
Commissions and clearing charges	30,289
Other operating expenses	14,697
	103,332
Income before income taxes	(26,288)
Income taxes	839
Net income (loss)	$ (27,127)

See notes to financial statements.

L.J. GOLDSTEIN & COMPANY, INC.
STATEMENT OF STOCKHOLDER'S EQUITY
YEAR ENDED JUNE 30, 2007

	Common Stock	Retained Earnings	Total
Balance - July 1, 2006	$ 10,500	$ 266,891	$ 277,391
Net income (loss)	-	(27,127)	(27,127)
Balance - June 30, 2007	$ 10,500	$ 239,764	$ 250,264

See notes to financial statements.

L.J. GOLDSTEIN & COMPANY, INC.
STATEMENT OF CASH FLOWS
YEAR ENDED JUNE 30, 2007

Cash flows from operating activities:

Net income (loss)	$ (27,127)
Unrealized loss	32,138
	5,011
Adjustments to reconcile net income (loss) to net cash provided by operating activities:	
Decrease in securities owned	9,148
Decrease in other assets	684
Decrease in securities sold, but not yet purchased	(209)
Decrease in accrued expenses and other liabilities	(561)
Increase in due to officer	6,885
Total adjustments	15,947
Net cash provided by operating activities	20,958
Net increase in cash	20,958
Cash - Beginning of year	146,766
Cash - End of year	$ 167,724
Supplemental disclosures of cash flow information:	
Cash paid during the year for:	
Interest	$ 416
Income taxes	$ 155

See notes to financial statements.

L.J. GOLDSTEIN & COMPANY, INC.
NOTES TO FINANCIAL STATEMENTS
JUNE 30, 2007

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization

The Company is a registered broker-dealer and clears its securities transactions on a fully-disclosed basis with another broker dealer.

Securities Transactions

Securities transactions are recorded on settlement date, generally the third business day following the trade date. There is no material difference between the accounting on a settlement date basis as compared to a trade date basis.

Securities Owned

Securities owned and securities sold, but not yet purchased are recorded at current market value and consist substantially of equities. Securities not readily marketable are valued at fair value as determined by management.

Clearing Arrangements

The Company as a non-clearing broker does not handle any customer funds or securities. The responsibility for processing customer activity rests with the Company's clearing firm, Pershing, LLC.

If a customer or a counterparty fail to perform, the Company may sustain a profit or a loss if the market value of the securities differs from the contract price. During the year ended June 30, 2007, no such material losses have occurred. The Company is located in New York and its customers are located throughout the United States.

2. CONCENTRATION OF CREDIT RISK

Financial instruments that potentially subject the Company to concentrations of credit risk consist of the following:

a. Cash and cash equivalents in uninsured money market funds totaled $167,724 at June 30, 2007.

b. Securities owned totaling $104,309, which are being held by the Company's clearing firm are uninsured by SIPC.

3. COMMITMENTS AND CONTINGENCIES

The Company sub-leases an office in Larchmont, New York from a related party. There is no formal lease agreement between the Company and the related party. It is the intention of both parties to continue this arrangement until the expiration of the lease. There was no rent expense for the year ended June 30, 2007.

4. NET CAPITAL REQUIREMENT

The Company is subject to the Securities and Exchange Commission uniform net capital Rule (Rule 15C3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At June 30, 2007, the Company had net capital of $220,656, which was $215,656 in excess of its required net capital of $5,000. The Company had a percentage of aggregate indebtedness to net capital of .099 to 1 as of June 30, 2007.

5. FINANCIAL INSTRUMENTS

The Company believes that the carrying amount of cash and cash equivalents, receivables, securities owned, other assets and accrued expenses approximate fair value. Fair value has been determined by management estimates.

6. USE OF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Donald R. Valane C.P.A. P.C.
338 Lafayette Street
New York, NY 10012
212-879-2612

INDEPENDENT AUDITORS' REPORT ON
SUPPLEMENTARY INFORMATION
REQUIRED BY SEC 17a-15 OF THE SECURITIES AND EXCHANGE
COMMISSION

L.J. Goldstein & Company, Inc.
Board of Directors and Stockholders

We have audited the financial statements of L.J. Goldstein & Company, Inc. as of and for the year ended June 30, 2007 and have issued our report thereon dated August 21, 2007. Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules 1 and 2 on the following pages are presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



Donald R. Valane
Certified Public Accountants, P.C.

August 21, 2007

SCHEDULE 1

L.J. GOLDSTEIN AND COMPANY, INC.
COMPUTATION OF NET CAPITAL UNDER RULE 15C-3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
JUNE 30, 2007

Net Capital:		
Total stockholder's equity		$ 250,264
Liabilities subordinated to the claims of general creditors		-
Total capital and allowable subordinated liabilities		250,264
Deductions and/or charges		
Non-allowable assets		
Other assets and deductions	$ 100	
Total deductions and/or charges		100
Net capital before haircuts on securities positions		250,164
Haircuts		29,508
Net capital		$ 220,656
Aggregate Indebtness:		
Accrued expenses and other current liabilities		$ 21,869
		$ 21,869
Computation of Basic Net Capital Requirements:		
Minimum net capital requirement		$ 5,000
Excess of net capital over minimum requirements		$ 215,656
Excess net capital at 1000%:		
Basic net capital		$ 220,656
Aggregate Indebtness	$ 21,869	
10% of aggregate indebtness		2,187
Excess net capital at 1000%		$ 218,469
Aggregate indebtness to net capital		9.9%
Reconciliation with company's computation (included in part II of Form X-17A-5 as of June 30, 2007)		
Net capital, as reported in Company's part II (Unaudited) Focus report		$ 220,656
Rounding adjustment		-
Net audit adjustments		-
Net capital per above		$ 220,656

L.J. GOLDSTEIN AND COMPANY, INC.
COMPUTATION OF NET CAPITAL UNDER RULE 15C-3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
STATEMENT OF HAIRCUTS
JUNE 30, 2007

		Percent of Haircut	Haircut
Securities at Market Value	$ 104,309		
Less: Securities subject to market blockage	-	100%	$ -
Less: Securities with a limited market and subject to a 40% haircut	-	40%	-
Balance-Readily traded securities subject to a 15% haircut	104,309	15%	15,646
Shorts	-		
Less: 25% of longs	26,077		
Balance at 15%	-	15%	-
Money market	167,724	2%	3,354
Undue concentration longs (15% haircut)	70,053	15%	10,508
Undue concentrations shorts (15% haircut)	-	15%	-
Total Haircuts			$ 29,508

SCHEDULE 2

L.J. GOLDSTEIN & COMPANY, INC.
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
FOR BROKERS AND DEALERS PURSUANT TO RULE 15C3-3
JUNE 30, 2007

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k) (2) (ii) of the Rule.

Donald R. Valane C.P.A. P.C.
338 Lafayette Street
New York, NY 10012
212-879-2612

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL STRUCTURE

Board of Directors and Stockholders
L.J. Goldstein & Company, Inc.

In planning and performing our audit of the financial statements of L.J. Goldstein & Company, Inc. for the year ended June 30, 2007, we considered its internal control structure in order to determine our auditing procedures for the purpose of expressing an opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures for determining compliance with the exemptive provisions of Rule 15c3-3). We did not review the quarterly securities examinations, counts, verifications and comparisons and the recordation of differences required by Rule 17a-13 or in complying the requirements for prompt payment for the securities under section 8 of the Regulation T of the Board of Governors of the Federal Reserve System because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining a system of internal accounting control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguard against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any system of internal accounting control or the practice and procedures referred to above, errors or irregularities may nevertheless occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that may become inadequate because of changes in conditions or that the degree of compliance with the procedures may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions; however, we noted no matters involving the internal control structure that we consider to be material weakness as defined above, except for:

> The size of the business and resultant limited number of employees on the effectiveness of those internal control structure procedures that depend on the segregation of duties. Since this condition is inherent in the size of the Company, the specific weakness are not described herein and no corrective action has been taken or proposed by the Company.

The foregoing condition was considered in determining the nature, timing and extent of the procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and or our study, we believe that the Company's practices and procedures were adequate at June 30, 2007 to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the National Association of Securities Dealers and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purposes.



Donald R. Valane
Certified Public Accountants, P.C.

August 21, 2007

END